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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C.  20549


                                   FORM  8-A/A

                                 Amendment No. 2


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           Monaco Coach Corporation
             (Exact name of registrant as specified in its charter)




               Delaware                                  35-1880244
---------------------------------------    -----------------------------------
(State of incorporation or organization)   (I.R.S. Employer Identification No.)



91320 Coburg Industrial Way, Coburg, OR                   97408
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(Address of principal executive offices)                (Zip Code)



   Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class            Name of each exchange on which
           to be so registered            each class is to be registered

---------------------------------        ---------------------------------
---------------------------------        ---------------------------------
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     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please
check the following box.                                               / /
     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant
to General Instruction A.(c)(2), please check the following box.       / /

     Securities to be registered pursuant to Section 12(g) of the Act:
                          Common Stock, $0.01 par value
                          -----------------------------
                                (Title of Class)


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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The authorized capital stock of Monaco Coach Corporation, a Delaware corporation (the "Registrant"), consists of 20,000,000 shares of Common Stock, $0.01 par value, and 2,000,000 shares of Preferred Stock, $0.01 par value (the "Preferred Stock"), 100,000 shares of which are designated Series A Convertible Preferred Stock, $0.01 par value (the "Series A Preferred Stock"). The Registrant's Common Stock is currently quoted on the National Association of Securities Dealers, Inc. Automated Quotation National Market under the symbol "MCCO."

     The following summary of certain provisions of the Common Stock and the Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Registrant's Amended and Restated Certificate of Incorporation and Certificate of Designations of Rights, Preferences and Privileges of Series A Convertible Preferred Stock (collectively, the "Certificate of Incorporation") which are included as exhibits hereto, and by the provisions of applicable law.

COMMON STOCK

     As of December 31, 1996, there were 4,430,467 shares of Common Stock issued and outstanding held of record by approximately 105 stockholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Registrant, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     DIVIDEND RIGHTS

     As of December 31, 1996, there were 65,217 shares of Preferred Stock, all of which are shares of Series A Preferred Stock, issued and outstanding and held by one stockholder of record.

     An annual dividend at the rate per annum set forth below began accruing on the Series A Preferred Stock on March 4, 1996, the original issuance date of the Series A Preferred Stock (the "Original Issuance Date"), and is paid in cash on December 15 of each year to the holders of record of the Series A Preferred Stock (hereinafter, the "Series A Stockholders" ) as of December 1 of each year. Dividends are cumulative and accrue until declared and paid and are payable pro rata for partial year periods. No dividends or other distributions of any nature may be declared and/or paid on any shares of the Registrant's common stock or any other shares that rank junior to the Series A Preferred Stock unless and until all accrued and unpaid dividends on the Series A Preferred Stock have been

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paid in full.  No dividend may be paid on the Series A Preferred Stock other than the annual dividend, as described above.

     The dividend rate for the Series A Preferred Stock will be $1.38 per share per annum until February 28, 1997, at which point the dividend rate will be dependent upon the average closing price of the Registrant's common stock as calculated for the thirty days prior to certain "Set Dates," defined as March 1, June 1, September 1 and December 1. If the average closing price of the Registrant's Common Stock on the Nasdaq National Market is greater than or equal to $10.00 per share, then the dividend rate for such period will remain at $1.38 per share per annum. If such average closing price is less than $10.00 per share, then the dividend rate for such period will be $2.38 per share per annum.

     VOTING RIGHTS

       Each Series A Stockholder is entitled to one vote for each share of Common Stock into which each share of Series A Preferred Stock held by such person is convertible (as set forth below) on the record date for the vote of stockholders, and, except as otherwise required by law, has voting rights and powers equal to the voting rights and powers of the holders of Common Stock. Each Series A Stockholder is entitled to notice of any stockholders' meeting in accordance with the bylaws of the corporation and votes with holders of the Common Stock upon the election of directors and upon any other matter submitted to a vote of stockholders, except those matters required by law to be submitted to a class vote.

     RIGHTS ON LIQUIDATION

       In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Registrant, the Series A Stockholders will be entitled to receive, before any distribution or payment is made to or set apart for the holders of Common Stock or any other class of stock ranking on liquidation junior to the Series A Preferred Stock, from the assets of the Corporation available for distribution to its stockholders, an amount equal to $46.00 per share of Series A Preferred Stock then held by them plus any dividends accrued but unpaid and dividend interest, if any. If upon such liquidation, dissolution or winding up, the assets of the Registrant available for distribution to the Series A Stockholders are not sufficient to make in full the payment required to be made to such holders, such assets will be distributed to the Series A Stockholders pro rata. Any assets of the Corporation remaining after full payment to the Series A Stockholders will be distributed pro rata to the holders of the Common Stock or otherwise in accordance with the provisions of any other class of stock ranking junior to the Series A Preferred Stock.

     Any merger or consolidation of the Registrant with or into any other corporation or entity or sale of all or substantially all of the assets of the Registrant is deemed to be a liquidation, dissolution or winding up of the Registrant, except for a merger or consolidation in which the stockholders of the Registrant immediately prior thereto shall, immediately thereafter, hold as a group the right to cast at least a majority of the votes of all holders of voting securities of the resulting or surviving corporation or entity on any matter on which such holders of voting securities shall be entitled to vote.


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     REDEMPTION

       The Registrant must, to the extent of funds legally available therefor, redeem any shares of Series A Preferred Stock eligible for redemption (as set forth below) for which a request for redemption has been made by a Series A Stockholder. The price per share to be paid by the Registrant upon redemption of the shares of Series A Preferred Stock is an amount equal to $46.00 per share of the Series A Preferred Stock, plus any unpaid dividends and dividend interest.

     Shares of Series A Preferred Stock become eligible for redemption as follows:

              (i) 21,740 shares of Series A Preferred Stock become redeemable commencing two (2) years after the date the Series A Preferred Stock was first issued, March 4, 1996 (the "Original Issuance Date");

              (ii) An additional 32,609 shares of Series A Convertible Preferred Stock become redeemable commencing three (3) years after the Original Issuance Date;

              (iii) All remaining outstanding shares of Series A Convertible Preferred Stock become redeemable commencing four (4) years after the Original Issuance Date.

     Notwithstanding the foregoing, if at any time after the Original Issuance Date the Registrant completes a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of either debt or equity securities in which the aggregate proceeds to the Registrant exceeded $15,000,000 (the "Public Offering") then all of the outstanding shares of Series A Preferred Stock will become redeemable at any time on or after the later of (i) the date two (2) years following the Original Issuance Date or
(ii) the closing of the Public Offering.

     At any time on or after the date four (4) years following the Original Issuance Date, the Registrant may, at the sole discretion of the Board of Directors of the Registrant, fix a redemption date and upon such date redeem all or a portion of the then outstanding shares of Series A Preferred Stock by paying in cash therefor the Redemption Payment.

     CONVERSION RIGHTS

     The Series A Stockholders have conversion rights and obligations as follows:

     Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time (and up to five days prior to redemption), into the number of fully paid and nonassessable shares of Common Stock obtained by dividing $46.00 by the conversion price in effect at the time of the conversion (the "Conversion Ratio"). The conversion price is $13.00, and is subject to adjustment for certain distributions, subdivisions or combinations of the Registrant's Common Stock and the issuance of rights or warrants. Upon conversion of any shares of Series A Preferred Stock, the holder is entitled to receive in cash all accrued dividends and dividend interest payable up to and including the dated fixed for conversion.


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     Each share of Series A Preferred Stock automatically converts into a fully paid and nonassessable share of Common Stock at the then effective conversion price upon the closing of a firm commitment underwritten public offering of the Corporation's Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, at a price per share to the public of $15.00 or more.

     The approval of the holders of a majority of the Series A Preferred Stock is required for any amendment to the Registrant's Amended and Restated Certificate of Incorporation or Bylaws which would adversely change or alter the rights, preferences and privileges of the Series A Preferred Stock, increase or decrease the authorized number of shares of Series A Preferred Stock, or provide for the creation of any new class or series of shares with dividend or liquidation rights which are superior to or on parity with the Series A Preferred Stock.

REGISTRATION RIGHTS

     The holder of 65,217 shares of Series A Preferred Stock, or its permitted transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of agreements between the Registrant and such holder, if the Registrant proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders exercising registration rights, the holders are entitled to notice of such registration and are entitled to include shares of Common Stock therein; provided, among other conditions, that the underwriters of any offering have the right to limit or exclude such shares from registration. In addition, the holders of Series A Preferred Stock may by written request require the Registrant, on not more than three occasions, to file a registration statement under the Securities Act with respect to such shares, and the Registrant is required to use its best efforts to effect such registration, subject to certain conditions and limitations, and is required to pay the expenses incurred in connection with such registrations.


ITEM 2.   EXHIBITS

          The following exhibits are filed as a part of this registration statement:

          1.1(1)    Specimen certificate for Registrant's Common Stock.

          2.1(2) Amended and Restated Certificate of Incorporation of the Registrant.

          2.2(3) Certificate of Designation of Rights, Preferences and Privileges of Series A Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on March 4, 1996.

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(1)  Exhibit previously filed.
(2) Incorporated by reference to Exhibit 3.1 filed with the Securities and Exchange Commission (the "SEC") in response to Item 14(a), "Exhibits, Financial Statement Schedules and Reports on Form 8-K," of the Registrant's Form 10-K Annual Report for the year ended January 1, 1994.
(3)  Incorporated by reference to Exhibit 3.1 filed with the SEC in response to
     Item 7, "Financial Statements and Exhibits," of the Registrant's Current Report on Form 8-K dated March 4, 1996.


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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  February 25, 1997                     Monaco Coach Corporation
                                             (Registrant)


                                        By:  /s/ John W. Nepute
                                             -------------------------------
                                             John W. Nepute
                                             Vice President of Finance and
                                             Chief Financial Officer

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                                  EXHIBIT INDEX


Exhibit No.      Description                               Sequential Page No.
-----------      ---------------------------------         -------------------

1.1(1)           Specimen Certificate for the Registrant's         --
                   Common Stock.

2.1(2)           Amended and Restated Certificate of               --
                   Incorporation of the Registrant.

2.2(3)           Certificate of Designation of Rights,             --
                   Preferences and Privileges of Series A
                   Convertible Preferred Stock filed with
                   the Secretary of State of the State of
                   Delaware on March 4, 1996.




(1)  Exhibit previously filed.
(2)  Incorporated by reference to Exhibit 3.1 filed with the SEC in response to
     Item 14(a), "Exhibits, Financial Statement Schedules and Reports on Form 8-K," of the Registrant's Form 10-K Annual Report for the year ended January 1, 1994.
(3)  Incorporated by reference to Exhibit 3.1 filed with the SEC in response to
     Item 7, "Financial Statements and Exhibits," of the Registrant's Current Report on Form 8-K dated March 4, 1996.

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